

December 8, 2020

Murielle Lortie
Chief Financial Officer
Liminal BioSciences Inc.
440 Armand-Frappier Boulevard, Suite 300
Laval, Québec H7V 4B4

      Re: Liminal BioSciences Inc.
           Registration Statement on Form F-3
           Filed December 2, 2020
           File No. 333-251065

Dear Ms. Lortie:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Abby Adams at (202) 551-6902 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Jaime L. Chase, Esq.